Mail Stop 6010


      June 23, 2005


Via U.S. Mail and Facsimile to (781) 246-3561

Diane J. Ryan
Vice President Finance and Chief Financial Officer
Implant Sciences Corporation
107 Audubon Road, #5
Wakefield, MA 01880


	Re:	Implant Sciences Corporation
		Form 10-KSB for the year ended June 30, 2004
		Filed November 10, 2004
		Form 10-QSB for Fiscal Quarters Ended
		September 30, 2004, December 31, 2004 and March 31, 2005
      File No. 001-14949

Dear Ms. Ryan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended June 30, 2004

General
1. We note your responses to comments two, three, four, five and eight. Please amend the 10-KSB to present disclosure similar to that included in the responses.

Item 8a.  Controls and Procedures, page 46
2. Please refer to the proposed revisions in response to prior comment 9. The proposed disclosure indicates that management has concluded that disclosure controls and procedures are effective "to ensure that material information relating to (y)our company is made known to management, including the CEO and CFO particularly during the period when (y)our periodic reports are being prepared." The language that is currently included after the word "effective" in appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Present the revised language in the amended Form 10-KSB. The substance of this comment should also be applied to the disclosure presented in the Form 10-QSB as of March 31, 2005.
3. Please refer to prior comment 10. We note that the reportable condition primarily resulted from inadequate staffing and supervision over the review and financial statement close function; and, that those conditions lead to the untimely identification of certain accounting matters and contributed to numerous fourth quarter adjustments. The amendment should include the response to this comment and should also clarify the steps you took to resolve the underlying weakness.
4. Please refer to prior comment 11. Please revise to present the proposed disclosure. Also incorporate disclosure clarifying why the supervisory review was ineffective and describing the steps undertaken to resolve this weakness.
5. Please refer to prior comment 12. We note from your proposed disclosure that there were "no material changes" to your internal controls. However, Item 308(c) of Regulation S-B requires disclosure of any changes to internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, not just "material" changes. Please revise your proposed disclosure to be consistent with the standard in Item 308(c). Further, we note your response that you have made certain changes to improve your internal control over financial reporting and that you have begun to implement other changes as a result of a reportable condition. Please revise your disclosure to address specifically what the company is doing to improve your internal control over financial reporting, the timeline for completion and the actions the company is taking in the interim to mitigate the weakness in the controls.

Form 10-QSB for the Fiscal Period Ended March 31, 2005

Financial Statements, page 2

Consolidated Balance Sheets, page 2

6. Please refer to prior comment 13. Given your history of losses it does not appear appropriate to report a deferred tax asset.
Either
appropriately revise the Form 10-QSB or advise us as to why you believe the presentation conforms to GAAP.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 19

Results of Operations, page 19

Gross Margin, pages 20 and 21

7. Please refer to prior comment 19. Please amend the 10-QSB to include disclosure similar to that included in your response.

Liquidity and Capital Resources, page 22

8. We see that the Accurel note totaling $1,650,000 is due on July
9,
2005. We also see your increasing cash burn rate and limited available cash. Make specific disclosure about how you plan on funding that payment.
Item 3.  Controls and Procedures, page 27

9. Revise to provide the disclosure about changes in internal controls as required by Item 308(c) to Regulation S-B and Item 3 to
Part I of Form 10-QSB.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.



							Sincerely,



							Gary Todd
							Reviewing Accountant

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Ms. Diane J. Ryan
Implant Sciences Corporation
June 23, 2005
Page 4



Ms. Diane J. Ryan
Implant Sciences Corporation
June 23, 2005
Page 2